Exhibit 99.1

19 August 2022

OKYO Pharma Limited

(“OKYO” or the “Company”)

Notice of Annual General Meeting

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), a bio-pharmaceutical company focused on developing an innovative approach to dry eye care and ocular pain, is pleased to announce that it will hold its annual general meeting (“AGM”) on 7 September 2022 at 12.00 midday.

A notice of AGM, together with a form of proxy will be posted to shareholders today. The notice of AGM will shortly also be available on the Company’s website, www.okyopharma.com. As previously advised, the annual report and accounts for the Company can also be found at www.okyopharma.com.

All voting on the resolutions at the AGM will be conducted on a poll, which means that Shareholders should either submit their proxy online or by post to the Company’s registrar, Computershare Investor Services (Guernsey) Limited, c/o The Pavilions, Bridgwater Road, Bristol BS99 6ZY, as soon as possible, and, in any event, so as to arrive by no later than 12.00 midday on 5 September 2022.

We ask that, where possible, questions which shareholders wish to raise be submitted to info@okyopharma.com in advance.

About OKYO Pharma Limited

OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO) is a life sciences company admitted to listing on the standard segment of the Official List of the UK Financial Conduct Authority and to trading on the main market for listed securities of London Stock Exchange plc and to Nasdaq. OKYO is focusing on the discovery and development of novel molecules to treat inflammatory dry eye diseases and chronic pain.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob,	+44 (0)20 7495 2379
Chief Executive Officer
Gabriele Cerrone,
Non-Executive Chairman
Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173

For further information, please visit the Company’s website at www.okyopharma.com.